                                              Filed by The Seagram Company Ltd.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                      Subject Company: The Seagram Company Ltd.
                                                     Commission File No. 1-2275

                                                                            and

                                               Subject Company: Canal Plus S.A.
                                                    Commission File No. 82-2270

                                                               October 31, 2000
                                 *  *  *  *  *

     These releases may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions, foreign exchange rates, the actions of competitors, consumer preferences and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond the control of the managements of Vivendi, Seagram and Canal+.

The forward-looking statements contained in these releases also address the strategic business combination of Vivendi, Seagram and Canal+. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ shareholders to approve the business combination; the risk that Seagram will be unable to effect the disposition of its Spirits and Wine business or effect such disposition on satisfactory terms and conditions; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers. None of Vivendi, Seagram or Canal+ undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statements/prospectus regarding the strategic business combination transaction, which Vivendi Universal has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Seagram and Canal+ with the Commission at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.

                                 *  *  *  *  *

     THE FOLLOWING IS A PRESS RELEASE ISSUED BY VIVENDI ON OCTOBER 31, 2000


                                                                October 31, 2000

     VIVENDI FILES ITS JOINT PROXY STATEMENT/PROSPECTUS (FORM F-4) WITH SEC
          IN CONNECTION WITH THE PROPOSED COMBINATION WITH SEAGRAM AND
                                     CANAL+

US GAAP RECONCILIATION OF INCOME STATEMENT CONFIRMS EXCELLENT OPERATIONAL PERFORMANCES OF 1H 2000: NET INCOME BEFORE GOODWILL MORE THAN DOUBLED UNDER US GAAP

TENDER OFFER ON SEAGRAM BONDS

PARIS, FRANCE, OCTOBER 31, 2000 -- Vivendi (Paris Bourse: EAUG and New York Stock Exchange: V) announces today that it has filed its joint proxy statement/prospectus on Form F-4 with the Securities and Exchange Commission
(SEC) in connection with the pending combination with Seagram and Canal+.

Vivendi Universal, as the company is to be called post combination, will be a leading global media and communications group, providing a broad range of communications and entertainment services, including music production, film production, publishing, fixed line and mobile telephony, pay television and internet services.

"The timely filing of our proxy statement has been a major priority for Vivendi. We are now in a position, together with Seagram and Canal+, to submit the combination to our shareholders for approval" said Vivendi chairman and chief executive officer Jean-Marie Messier.

The filing includes a required reconciliation of the Company's accounts for the first half of 2000 published under French generally accepted accounting principles ("French GAAP") to United States generally accepted accounting principles ("US GAAP").

Messier added that "as indicated to the financial community when Vivendi shares were listed on the NYSE, the recurring impact of a reconciliation of the Company's statement of income under US GAAP remains limited down to the level of the net results before goodwill: the recurring impact of the reconciliation of the Company's first half net income to US GAAP is around 55 million Euros pre-goodwill. In addition, the growth reflected in our first half results under US GAAP is stronger than that reflected under French GAAP; the net income before goodwill under US GAAP more than doubled while the French GAAP figure increase by 81%".

SUMMARY FINANCIAL INFORMATION RELEASED IN FORM F-4

The following summary financial information was released in form F-4, and represents French GAAP financial information presented in a US GAAP format:

IN MILLION OF EUROS                                                  1H00        1H99          CHANGE
-------------------                                                 ------      ------         ------
Net sales                                                           17,191      17,611
Goodwill amortisation                                                  268         198
Net income before taxes minorities and equity interest                1352         438         3.1 X
net income (group share)                                               533         190         2.8 X
NET INCOME (GROUP SHARE) BEFORE GOODWILL                               800         388         +106%



EXCEPTIONAL AND RECURRING ITEMS

The reconciliation contained in the Company's Form F-4 shows that under US GAAP the group's Shareholders' equity amounted to 16,774 million Euros on June 30, 2000, as compared to French GAAP Shareholders' equity of 12,514 million Euros. The gearing ratio of the Group is consequently dramatically improved under US GAAP.

As a consequence of this reconciliation, the Company's Form F-4 shows a difference between the Company's net income before goodwill under French GAAP and its net income before goodwill under US GAAP, as shown below.

The difference between the two numbers is attributable primarily to a number of one-time adjustments which Vivendi views as exceptional (i.e. items with a significant one-time impact).

The Company anticipates that a significant portion of these non-recurring adjustment (approx. 50% - see below: description of exceptional items in relation of differential accounting date) will be written back positively during 2H 2000, leading to a 2H 2000 US GAAP net result closer or above the French GAAP figure all other things being equal.

A reconciliation of French GAAP net income before goodwill to US GAAP net income before goodwill follows:

IN MILLIONS OF EUROS                                        1H99           1H00
----------------------------------------------------------------------------------
FRENCH GAAP              NET RESULT BEFORE GW                905           1,641
                         net result after GW                 783           1,416

RECONCILIATION           RECURRING IMPACT                    (47)            (55)
                         Recurring goodwill amortization     (87)           (146)
                         Non-recurring impact               (459)           (684)

US GAAP                  net result after GW                 190             533
                         NET RESULT BEFORE GW                388             800

     On a recurring basis, the differences between French GAAP and US GAAP net income consist principally of the following:

- Intangible assets - the amortization of certain types of start-up and advertising costs and of some trademarks is required under US GAAP; under French GAAP such costs are not amortised;

- Stock-based compensation - under French GAAP, the issuance of shares upon exercise of options and the sale of shares to employees through qualified employee stock purchase plans are recorded as increases in share capital. Under US GAAP, qualified employee stock purchase plans are considered compensatory if the discount of the strike price of the options to the prevailing market price (or of the price of the shares sold to employees to the prevailing market price) is in excess of 15%. After 2000, Vivendi intends to ensure that its plans will not be considered compensatory under US GAAP;

- Miscellaneous items - including accounting treatment of derivative financial instruments and public service, leasing and construction contracts;

- Goodwill - additional goodwill arises under US GAAP from (i) the recording at fair value of assets and liabilities of an acquired company (whereas under French GAAP such assets and liabilities are carried at historical cost under certain conditions that have been met) and (ii) the recording of goodwill as an asset (whereas under French GAAP goodwill may be recorded as a reduction of shareholders' equity if the acquisition has been paid for with equity securities).

     Non-recurring items with a significant impact on the Company's results are as follows:

- Differential accounting date for capital gain in relation with part disposal of CanalSatellite and Multithematique to Lagardere group: 310 million Euros (accounted for in 1H00 under French GAAP, in 2H00 under US
     GAAP);

-    Items related to business combinations and goodwill:

     - post-acquisition disposal of assets; assets are carried at historical cost under French GAAP, while they are carried at fair value under US GAAP (Avenir for 1H99);

     - purchase accounting: goodwill in relation to the acquisition of Havas Interactive (1H99) accounted as R&D and amortised over 12 months under US GAAP;

     - dilution profit for BSkyB reassessed to account for differential purchase value under US GAAP (1H00);

     - tax treatment of the capital gain in relation to the disposal of Vinci reassessed under US GAAP (1H00).

- Financial instruments - treasury stocks recorded as a reduction in shareholders' equity and differential treatment of derivatives financial instruments under US GAAP (a large percentage of these provisions may be recovered depending on future market conditions);

-    Stock based compensation - see above.

TENDER OFFER ON SEAGRAM BONDS

The registration statement indicates that The Seagram Company Ltd. and Joseph
E. Seagram &

Sons intend to tender for all of their outstanding debt securities maturing between April 2001 and September 2023. The debt securities, including the subordinated deferrable notes which are part of the adjustable conversion-rate equity securities units issued by the companies, have an aggregate principal value of approximately U.S.$7.175 billion. Precise terms will be announced by Seagram shortly. The registration statement indicates that tender offers are expected to commence substantially concurrent with the delivery of the proxy statements to the shareholders of Seagram, Vivendi and Canal+, except for the tender offers for the senior quarterly income debt securities and the subordinated deferrable notes which are part of the adjustable conversion-rate equity securities units which are expected to be commenced at a later date. The tender offers will be conditioned, upon among other things, the consummation of the proposed combination and approval of certain amendments to the securities and related indentures. It is anticipated that the financing associated with the tender offer will be reimbursed with the sale of the spirits and wine business.

IMPORTANT DISCLAIMER

All figures in this press release have been rounded up. Readers should refer to our Form F-4 filed with the SEC on October 30, 2000 for a detailed description of the Company, its businesses and the audited accounts.

The impact of new accounting rules that were not applicable in 1H 2000 has not been reflected in this discussion. The consolidation scope envisaged is that of the Company at June end 2000.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the business combination of Vivendi, Canal+ and Seagram.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully: costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important informations. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

PRESS CONTACT: ANTOINE LEFORT TEL.: 33 1 71 71 11 80

                                   *   *   *

                       THE FOLLOWING IS A PRESS RELEASE
            ISSUED BY THE SEAGRAM COMPANY LTD. ON OCTOBER 31, 2000


         THE SEAGRAM COMPANY LTD. AND JOSEPH E. SEAGRAM & SONS, INC. ANNOUNCE CASH TENDER OFFERS AND CONSENT SOLICITATIONS FOR DEBT SECURITIES


         MONTREAL and NEW YORK, October 31, 2000---The Seagram Company Ltd.
(SCL) and Joseph E. Seagram & Sons, Inc. (JES) today announced that they are commencing cash tender offers and consent solicitations for certain of their outstanding debt securities.

         The tender offers and consent solicitations by SCL are for its 6.50% Debentures due April 1, 2003, 8.35% Debentures due November 15, 2006, 8.35% Debentures due January 15, 2022 and 6.875% Debentures due September 1, 2023 (collectively, the "SCL Debentures").

         The tender offers and consent solicitations by JES are for its 5.79% Senior Notes due 2001, 6.250% Senior Notes due 2001, 6.400% Senior Notes due 2003, 6.625% Senior Notes due 2005, 8 3/8% Guaranteed Debentures due February 15, 2007, 7% Guaranteed Debentures due April 15, 2008, 6.800% Senior Notes due 2008, 8 7/8% Guaranteed Debentures due September 15, 2011, 9.65% Guaranteed Debentures due August 15, 2018, 7.500% Senior Debentures due 2018, 9% Guaranteed Debentures due August 15, 2021 and 7.600% Senior Debentures due 2028 (collectively, the "JES Debentures", and together with the SCL Debentures, the "Debentures"), each of which has been guaranteed as to payment of principal and interest by SCL.

         The tender offer with respect to each series of Debentures will expire at 5:00 p.m., New York City time, on December 12, 2000, unless the offer is extended (as the same may be extended, the "expiration date"). In order to be eligible to receive the consent payment, holders of Debentures must tender their Debentures and deliver their consents to the proposed amendments on or prior to 5:00 p.m., New York City time, on November 14, 2000, unless extended by us with respect to such series (as the same may be extended, the "consent date"). Tendered Debentures may be withdrawn and consents may be revoked at any time prior to 5:00 p.m., New York City time, on the consent date for such series of Debentures but not thereafter.

         Holders who desire to tender their Debentures pursuant to the tender offers must consent to the proposed amendments and holders may not deliver consents without tendering the related Debentures. Holders may not revoke consents without withdrawing the Debentures tendered pursuant to the tender offers.

         The tender offers and consent solicitations are being made in connection with the pending combination of Vivendi, SCL and CANAL +. The tender offer and consent solicitation for each series of Debentures is conditioned upon, among other things, the completion of such combination and related transactions and the receipt of the requisite consents to adopt amendments to the Debentures and the Indentures pursuant to which they were issued.

         The total purchase price SCL and JES are offering for each series of SCL Debentures and JES Debentures, respectively, will be calculated on the second business day before such tender offer expires using a yield equal to a fixed spread plus the yield to maturity of a U.S. Treasury bond with a maturity date that is close to the maturity date of such series of Debentures. This price is referred to as the total purchase price. SCL and JES expect that the total purchase price for the Debentures will be fixed on December 8, 2000, when the yield on the reference U.S. Treasury bonds will be determined (or, if a tender offer is extended, the second business day prior to the expiration date).

         The fixed spread and the U.S. Treasury reference bond being used with respect to each series of Debentures are specified in the chart below.

                                 SCL DEBENTURES

                                                                                            Consent
                                                                                            Payment     Fixed
                                                                                            (per $1000  Spread
                            Outstanding                            U.S. Treasury            principal   (in basis
Series of Debentures        Principal Amount       Maturity Date   Reference Bond           amount)     points)
--------------------        -----------------      -------------   --------------           -------     -------

6.50% Debentures due        $200,000,000           April 1,        5.750% U.S. Treasury     $10.00      +  40.0 bp
April 1, 2003                                      2003            Note due August 15,
                                                                   2003

8.35% Debentures due        $200,000,000           November 15,    6.750% U.S. Treasury     $15.00      +  60.0 bp
November 15, 2006                                  2006            Note due May 15, 2005

8.35% Debentures due        $200,000,000           January 15,     6.125% U.S. Treasury     $35.00      +  85.0 bp
January 15, 2022                                   2022            Note due August 15,
                                                                   2029

6.875% Debentures due       $200,000,000           September 1,    6.125% U.S. Treasury     $35.00      +  85.0 bp
September 1, 2023                                  2023            Note due August 15,
                                                                   2029

4

                                JES DEBENTURES


                                                                                                  Consent
                                                                                                  Payment        Fixed
                                  Outstanding                                                     (per $1000    Spread
                                   Principal                               U.S. Treasury          principal    (in basis
    Series of Debentures             Amount         Maturity Date          Reference Bond         amount)       points)
    --------------------             ------         -------------          --------------         -------       -------

     5.79% Senior Notes          $250,000,000       April 15, 2001      6.250% U.S. Treasury      $2.00        + 30.0 bp
          due 2001                                                    Note due April 30, 2001

     6.250% Senior Notes         $600,000,000        December 15,       5.875% U.S. Treasury      $5.00        + 30.0 bp
          due 2001                                       2001          Note due November 30,
                                                                                2001

     6.400% Senior Notes         $400,000,000        December 15,       5.750% U.S. Treasury      $10.00       + 40.0 bp
          due 2003                                       2003           Note due August 15,
                                                                                2003

     6.625% Senior Notes         $475,000,000        December 15,       6.750% U.S. Treasury      $15.00       + 55.0 bp
          due 2005                                       2005          Note due May 15, 2005

      8 3/8% Debentures          $200,000,000       February 15,        6.750% U.S. Treasury      $18.00       + 65.0 bp
    due February 15, 2007                                2007          Note due May 15, 2005

7% Guaranteed Debentures due     $200,000,000       April 15, 2008      5.750% U.S. Treasury      $20.00       + 70.0 bp
       April 15, 2008                                                   Note due August 15,
                                                                                2010

     6.800% Senior Notes         $450,000,000        December 15,       5.750% U.S. Treasury      $20.00       + 70.0 bp
          due 2008                                       2008           Note due August 15,
                                                                                2010

8 7/8% Guaranteed Debentures     $225,000,000       September 15,       5.750% U.S. Treasury      $25.00       + 75.0 bp
   due September 15, 2011                                2011           Note due August 15,
                                                                                2010

   9.65% Senior Debentures       $250,000,000         August 15,        6.125% U.S. Treasury      $35.00       + 85.0 bp
     due August 15, 2018                                 2018           Note due August 15,
                                                                                2029

7.500% Guaranteed Debentures     $875,000,000        December 15,       6.125% U.S. Treasury      $35.00       + 85.0 bp
          due, 2018                                      2018           Note due August 15,
                                                                                2029

  9% Guaranteed Debentures       $200,000,000         August 15,        6.125% U.S. Treasury      $35.00       + 85.0 bp
     due August 15, 2021                                 2021           Note due August 15,
                                                                                2029

  7.600% Senior Debentures       $700,000,000        December 15,       6.125% U.S. Treasury      $40.00       + 90.0 bp
          due 2028                                       2028           Note due August 15,
                                                                                2029

In addition, tendering holders whose Debentures are accepted for payment pursuant to the offers will receive accrued and unpaid interest to but not including the date of payment.

         In conjunction with the tender offers, SCL and JES are seeking consents to proposed amendments to the Debentures and the Indentures pursuant to which they were issued and they have each designated a portion of the total purchase price of each series of Debentures as a consent payment. The consent payment with respect to each series of Debentures is set forth in the table above. The consent payment will be made only if the offers are consummated. If the offers are consummated, holders who have validly tendered their Debentures prior to the consent date and who have not withdrawn their tender and revoked their consent prior to 5:00 p.m., New

5


York City time, on the consent date will be paid the total purchase price (including the consent payment) for their Debentures. If the offers are consummated, holders who have validly tendered their Debentures after the consent date will be paid the total purchase price less the consent payment.

         The proposed amendments would (a) eliminate substantially all of the covenants in the Indentures other than the covenants requiring payment of interest on and principal of the Debentures when due and requiring the maintenance of an office for purposes of making payments on the Debentures, (b) eliminate Events of Default under the Indentures relating to defaults on bankruptcy and insolvency, (c) eliminate the limitations in the Indentures on consolidation, merger, conveyance and transfers, (d) in the case of certain of the Debentures and Indentures, modify certain repurchase and defeasance provisions and (e) eliminate the contractual requirement for filing periodic reports with the SEC. Adoption of the proposed amendments for each series of Debentures requires the consent of holders of at least a majority of such series, except in the case of the 9.65% Guaranteed Debentures due August 15, 2018 and the 9% Guaranteed Debentures due August 15, 2021, with respect to which consents to the proposed amendments from holders representing at least a majority of the principal amount of such series of Debentures and the 8 7/8% Guaranteed Debentures due September 15, 2011, voting together as one class, are required to approve the proposed amendments with respect to such series of Debentures.

         Banc of America Securities LLC and Salomon Smith Barney are acting as the dealer managers for the tender offers and consent solicitations. The information agent and the depositary for the tender offers and consent solicitations is ChaseMellon Shareholder Services, L.L.C. The tender offers and consent solicitations are being made pursuant to Offers to Purchase and Consent Solicitation and related Letters of Transmittal and Consent, which more fully set forth the terms of the tender offers and consent solicitations.

         This press release shall not constitute an offer to purchase or a solicitation of acceptances of the tender offers and the consent solicitation, which may only be made pursuant to the terms of the relevant Offer to Purchase and Consent Solicitation and related Letter of Transmittal and Consent.

6


         Additional information concerning the terms of the tender offers and consent solicitations may be obtained from Banc of America Securities LLC at
(866) 475-9886 (toll free) or (704) 388-8853 (collect) or from Salomon Smith Barney, Liability Management Group, at (800) 558-3745. Copies of the Offers to Purchase and Consent Solicitation and related documents may be obtained from ChaseMellon Shareholder Services, L.L.C., the information agent, at (866) 293-6618.

         The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: Music, Filmed Entertainment, Recreation and Other, and Spirits and Wine. Universal Music Group, produces, markets and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation and Other business operates theme parks and retail stores. It is also involved in the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories.

         This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the combination, failure of vivendi, Canal+ and Seagram shareholders to approve the combination or delays in the completion of the combination and related transactions; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish ad maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.